PRESS RELEASE

Klondex Announces Results of Annual Meeting

Vancouver, BC – June 18, 2014 –Klondex Mines Ltd. ("Klondex" or the "Company") (TSX: KDX; OTCQX: KLNDF) is pleased to announce the results of its annual meeting of shareholders (the "Meeting") held on June 17, 2014.

A total of 58,363,427 common shares were represented at the Meeting, representing 52.50% of the issued and outstanding common shares of the Company. All matters presented for approval at the Meeting were duly authorized and approved, as follows:

(i)	election of all management nominees to the board of directors of the Company; and
(ii)	appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorization of the directors to fix their remuneration.

Detailed voting results for the election of directors were as follows:

Name	Shares Voted For (By Proxy)	Shares Withheld (By Proxy)
Renaud Adams	47,619,463	69,340
Rodney Cooper	47,931,668	69,240
James Haggarty	47,930,668	70,240
Paul Huet	47,931,668	69,240
William Matlack	47,931,668	69,240
Blair Schultz	47,922,168	78,740

Further details on the above matters, including the report of voting results thereon, are set forth in the Company Meeting materials accessible on the Corporation's SEDAR corporate profile page.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its high quality gold and silver projects. The company is operating an ongoing bulk sampling program at its Fire Creek gold project located in north central Nevada. Fire Creek is in a mining-friendly jurisdiction, with onsite power and mining infrastructure, and near major producers. Midas, Klondex's newly acquired operating mine and milling facility, is located 110 miles north of Fire Creek.

For More Information
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Forward-looking Information

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation. This forward-looking information entails various risks and uncertainties are based on current expectations, and actual results may differ materially from those contained in such information. These risks and uncertainties include, but are not limited to the risks and hazards associated with environmental compliance and permitting for its underground operations, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present. Risks and uncertainties about the Corporation's business are more fully discussed in the Corporation's disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com